File No. 24-10109
Original


05068189

United States
Securities and Exchange Commission
Washington, DC 20549



Amendment #2
FORM 1-A /A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Loans4Less.com, Inc.
(Exact name of Issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

210 Avenue I, Suites E and F, Redondo Beach, California 90277
310/540-0157
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Steven M. Hershman
210 Avenue I, Suites E and F, Redondo Beach, California 90277
310/540-0157
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copy to:
Lee W. Cassidy, Esq.
Cassidy & Associates
1504 R Street N.W.
Washington, D.C. 20009
202/387-5400

6163	33-0869883
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.



PART I – NOTIFICATION

ITEM 1. Significant Parties

	Residential Address	Business Address
Issuer's Directors:		
Steven M. Hershman	22409 Susana Avenue Torrance, California 90505	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Julia Leah Greenfield	339 San Marino Irvine, California 92614	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Martin W. Genis	1245 Smithwood Drive, #301 Los Angeles, California 90035	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Deborah Zito	2929 Oakwood Lane Torrance, California 90505	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Andrea Dobrick	513 North Francisca Avenue #D Redondo Beach, Calif. 90277	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Daniela Haynie	703 Hermosa Avenue Hermosa Beach, Calif. 90254	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Issuer's Officers:		
Steven M. Hershman President/Treasurer Chairman of the Board	22409 Susana Avenue Torrance, California 90505	210 Avenue I, Suite E and F Redondo Beach, Calif. 90277
Julia Leah Greenfield Secretary General Counsel	339 Marino Irvine, California 92614	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Martin W. Genis Executive Vice President	1245 Smithwood Drive, #301 Los Angeles, California 90035	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Deborah Zito Executive Vice President	2929 Oakwood Lane Torrance, California 90505	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Andrea Dobrick Executive Vice President	513 North Francisca Ave #D Redondo Beach, Calif. 90277	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Daniela Haynie Executive Vice President	703 Hermosa Avenue Hermosa Beach, Calif. 90254	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277

Promoters of the Issuer:

Steven M. Hershman	22409 Susana Avenue Torrance, California 90505	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277

Counsel to the Issuer:

Lee W. Cassidy, Esq.	1506 R Street, NW Washington, DC 20009	1504 R Street, NW Washington, DC 20009

Record owners of 5% or more of any class of the Issuer's equity securities:
(Assuming conversion of the Series A Convertible Preferred Stock)

	Shares Owned	Percentage of Outstanding Shares Before Offering (1)	Residential Address	Business Address
Hershman Revocable Trust:	25,000,00 Common 21,500,000 Series A 978,000 Series B	98.19%	22409 Susana Ave. Torrance, CA 90505	210 Avenue I Suites E and F Redondo Beach,

(1) Assumes exercise of the Series A Convertible Preferred stock into an equal number shares of common stock resulting in a total of 47,360,000 shares of common stock outstanding,. The Series A Convertible Preferred can be converted at any time or times at the option of the holder.

Does not assume the conversion of the Series B Convertible Preferred stock. The Series B Convertible Preferred Stock is automatically converted into an equal number shares of common stock upon the qualification of this offering. See "Beneficial Owners of 5% or more" below.

Beneficial owners of 5% or more of any class of the Issuer's equity securities:

Steven M. Hershman (2)	25,000,00 Common 21,500,000 Series A 978,000 Series B	98.19%	22409 Susana Ave. Torrance, CA 90505	210 Avenue I Suites E and F Redondo Beach,

(2) Steven M. Hershman--president, treasurer and Chairman of the Board of the Company--is the beneficial owner of the shares owned by the Steven M. Hershman Revocable Trust dated 6/3/04 (the "Hershman Revocable Trust").

(3) Consists of the 21,500,000 shares of Series A Convertible Preferred stock and 25,000,000 shares of common stock held by the Hershman Revocable Trust. Does not include the Series B preferred stock convertible into common stock upon qualification of this offering.

Upon qualification of this offering (but no sales thereunder) and the automatic conversion of the 978,000 shares of Series B preferred stock into 978,000 shares of common stock held by the Hershman Revocable Trust, Steven M. Hershman would beneficially own 47,478,000 of the then outstanding 48,360,000 shares of common stock or 98.18%.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

The Company, through its wholly owned subsidiary, with which it is consolidated for financial purposes, has had net income from operations of the character in which the Company intends to engage in for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

The securities will be offered in California, New York, Pennsylvania and Delaware. The securities will not be registered in any jurisdiction in which they are offered. The securities will be offered pursuant to the exemptions available in that state or jurisdiction for such sale. If the securities will be offered in any additional states, the Company will notify the Securities and Exchange Commission and will amend this Offering Statement. The securities will be offered by officers of the Company on a private basis to individuals or entities known to them or referred to them and who qualify under the state laws for such offers.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

On July 21, 2005, Loans4Less.com, Inc. issued 278,000 shares of its Series B 6.75% Convertible Preferred stock (the "Series B preferred stock") to the Steven M. Hershman Revocable Trust dated 6/3/04 (the "Hershman Revocable Trust") for aggregate consideration of $139,000. Steven M. Hershman, president and a director of the Company, serves as the trustee for the Hershman Revocable Trust. The Company believes that the shares were issued to an accredited investor. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

On April 18, 2005, Loans4Less.com, Inc. issued 200,000 shares of its Series B preferred stock to the Hershman Revocable Trust for aggregate consideration of $100,000. The Company believes that the shares were issued to an accredited investor. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

On March 26, 2005, Loans4Less.com, Inc. issued 500,000 shares of its Series B preferred stock to the Hershman Revocable Trust for aggregate consideration of $250,000. The Company believes that the shares were issued to an accredited investor. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

On March 26, 2005, Loans4Less.com, Inc. issued 22,000 shares of its Series B preferred stock to Martin W. Genis, a director of the Company, in payment of outstanding amounts due to Martin W. Genis for an aggregate amount of $11,000. The Company believes that the shares were issued to an accredited investor. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

On January 1, 2005, Loans4Less.com, Inc. issued 25,000,000 shares of its common stock to the sole shareholder of Union Discount Mortgage, Inc. in exchange for that shareholder's 100 outstanding shares of Union Discount Mortgage, Inc. Pursuant to this exchange, Union Discount Mortgage, Inc. became a wholly owned subsidiary of Loans4Less.com, Inc. At the time of the exchange, the sole shareholder of Union Discount Mortgage, Inc. was the Hershman Revocable Trust for which Steven M. Hershman acts as trustee. Simultaneously, Loans4Less.com, Inc. redeemed and canceled the initial 1,000 shares of its common stock held by the Hershman Revocable Trust. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

On November 23, 2004 Loans4Less.com, Inc. issued 660,000 shares of its common stock to certain employees as incentive for enhanced performance and as a stock bonus for services rendered to the Company:

Deborah Zito	140,000
Daniela Haynie	140,000
Andrea Dobrick	140,000
Justin Jasper	100,000
Martin Genis	50,000
Hannah Robertson	40,000
Julia Greenfield	30,000
Michael Harrison	20,000

The Company did not assign any value to these shares. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering. The shares are restricted from free trading.

On November 23, 2004, Loans4Less.com, Inc. authorized the issuance of 200,000 shares of its common stock to Tiber Creek Corporation for advisory services in designing and developing its business plan. The Company did not assign any value to these shares. The Company believes that the shares were issued to an accredited investor. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

On November 23, 2004 Loans4Less.com, Inc. issued 21,500,000 shares of its Series A stock to the Hershman Revocable Trust. The Company did not assign any value to these shares. Each preferred share is entitled to 10 votes on all matters on which it is entitled to vote and is convertible into one share of common stock at the election of the holder. The Company believes that the shares were issued to an accredited investor. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities of the issuer other than those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

The issuer intends to market the offering directly through its president, Steven M. Hershman. Other officers and directors of the Company may refer contacts or potential sales to Mr. Hershman.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable

ITEM 9. Use of a Solicitation of Interest Document

An indication of interest form for this offering was sent by the issuer by electronic transmission to its clients. The indication of interest form requested that any client interested in participating in the offering return the form to the issuer.

PART II

OFFERING CIRCULAR
Model B

Dated ______________________

OFFERING CIRCULAR

(Pursuant to Regulation A of the Securities Act of 1933)

Loans4Less.com, Inc.

210 Avenue I, Suites E and F
Redondo Beach, California 90277
310/540-0157
(Address and telephone number of principal executive offices)

This offering consists of a minimum of 3,000,000 shares of common stock and a maximum of 9,000,000 shares of common stock at $0.50 per share and 1,000,000 shares of common stock underlying 1,000,000 shares of Series B 6.75% Convertible Preferred Stock

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THEREFORE, EACH PROSPECTIVE INVESTOR SHOULD, PRIOR TO PURCHASE, CONSIDER VERY CAREFULLY THE RISK FACTORS AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH IN THIS OFFERING CIRCULAR AND THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS.

	Price to Public	**Underwriting Discounts and Commissions (1)**	**Proceeds to Issuer or Other Persons**
Total Minimum (2)	$ 1,500,000	$ 0	$ 1,500,000 (3)
Total Maximum (2)	$ 4,500,000	$ 0	$ 4,500,000 (3)

(1) The issuer has not entered into arrangements with any underwriter for the sale of its securities.
(2) The directors of the Company may purchase, in the aggregate, up to 20% of the offered shares i.e. 600,000 shares of the minimum offering or 1,800,000 shares of the maximum offering at the same price as that offered to the public. Any shares not purchased by the directors will be offered to the public.
(3) Does not include deferred offering costs of $50,500 and approximately $5,000 escrow agent fees.

The minimum investment in the offering is 5,000 shares.

Approximate date of commencement of proposed sale to the public: As soon as practicable after qualification of the Offering Statement. The offering will terminate 90 days after the qualification with the option of the Company to extend the termination date by an additional 90 days.

All funds received before closing of the offering will be held in escrow pursuant to an escrow agreement with an independent third party, StockTrans, Inc., Ardmore, Pennsylvania.

If the minimum offering amount is not met at the date of termination of the offering, all funds, without interest thereon, will be returned to the subscriber.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION: HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

SUMMARY INFORMATION

Loans4Less.com, Inc., with its subsidiary Union Discount Mortgage, Inc., is an on-line mortgage broker which matches individuals seeking mortgage loans with appropriate and available lenders who offer the Company a wholesale lending program. The Company primarily handles first and second residential mortgages and home equity lines of credit to "A" rated potential borrowers. The Company is not a direct mortgage lender but a mortgage broker that seeks to provide the borrower with not only the lowest mortgage loan rate but the loan terms most appropriate for that borrower's situation, whether it be a 30-year fixed, a 5-year adjustable rate mortgage or other. Through its subsidiary, Union Discount Mortgage, the Company has been in operation, primarily in California, since 1993. From the proceeds of this offering, the Company intends to expand its operations nationally and internationally and increase its market visibility.

The offering consists of a minimum of 3,000,000 shares of common stock at $.50 per share and a maximum of 9,000,000 shares of common stock at $.50 per share and 1,000,000 shares of common stock underlying 1,000,000 shares of Series B 6.75% Convertible Preferred Stock.

Upon qualification of this Offering Statement, the 1,000,000 shares of the Series B preferred stock automatically converts to an equal number of shares of common stock. These 1,000,000 shares of common stock are registered in this offering for sale by the owners of such stock (the "selling shareholders"). The Company does not know when any selling shareholder will sell his shares. The timing of any such sale is at the discretion of the selling shareholder. At the time of a sale, if any, the selling shareholder may sell his shares privately at whatever price he can obtain or in the public trading market at the then market price.

RISK FACTORS

Any investment in the Company's common stock involves a high degree of risk. Investors should consider carefully the following information about these risks, together with the other information contained in this Offering Circular, before the purchase of any common stock. If any of the following risks actually occur, the business, financial condition or results of operations of the Company would likely suffer. In this case, the market price of the common stock could decline, and investors may lose all or part of the money they paid to buy the common stock.

Specific Risks of Investment

The Company's operating results have been negatively impacted by fluctuations in interest rates and mortgage rates and such slowing trends are continuing. In 2003 long-term interest rates fell to what was generally acknowledged as the lowest rates in several decades. Such drop in interest rates caused a major financing boom, whereby financing volumes in residential real estate hit historic highs. Generally a drop in interest rates will increase loan volumes (the number of loans originated as measured in principal dollar amount of mortgages provided). As a result of this very low interest rate economic climate in 2003, the Company closed 739 loans. In 2004, the market for financings slowed from the 2003 boom and the Company closed 483 loans. Also during 2004, residential property values rose causing the supply of sale listings to diminish. When supply of sale listings diminish, the number of sales diminish and correspondingly mortgage volume diminishes. This market slowing trend has continued through the first half of 2005. The Company believes that this slowing trend will continue in 2005 due to the increasing Federal Funds interest rates as determined by the Federal Reserve Board.

The Company's operating history makes expansion of its business difficult to evaluate. There is no significant historical basis to assess how the Company will respond to competitive, economic or technological challenges on a nationwide basis. Its prior business history has occurred primarily in California. The Company's business and prospects must be considered in light of the risks and uncertainties frequently encountered by companies in the early stages of expansion, particularly companies like it, that operate in new and rapidly developing online market places.

The Company's business is dependent on developing and maintaining available lenders. The Company has developed a group of lenders whose products the Company can offer its potential borrowers. If this group of lenders were to decrease, the Company would have less product and less diverse product to offer potential borrowers and would be less competitive in the online brokerage business. Potential borrowers would seek alternative lending sources offering a wider range of products and the Company would lose customers and revenues.

The Company's success is dependent upon increased acceptance of the Internet by consumers and lenders. Consumer and lender acceptance of the use of online mortgage brokers has increased in the last several years and the market is rapidly developing. The adoption of online lending in general requires the acceptance of a new way of conducting business, reliance on the Internet and the Company to keep financial information confidential and well protected. The Company utilizes a proven third party secure hosting site for its data gathering functions. If consumer confidence were diminished by a breach of similar confidential information by any industry or company utilizing the Internet as its data collecting source, then consumers might tend not to use online mortgage brokers and return to traditional borrowing and lending. The Company is relying on the increase in consumer use of the Internet for mortgage financing and, without such increase, the Company may not be able to reach its anticipated expansion.

Lenders in the Company's network are not precluded from offering retail consumer loan and credit products directly. If a significant number of potential consumers is able to obtain loans from the Company's participating lenders without utilizing the Company's service, the Company's ability to generate revenue may be limited. Because the Company does not have exclusive relationships with its lenders whose loan products it offers, consumers could obtain offers and loans from these lenders without using the Company's services. To date, lenders have determined that the use of mortgage brokers is advantageous to them, but if such a change were to occur, the Company would lose its ability to offer product to potential borrowers.

Unexpected network interruptions caused by system failures may cause a reduction in traffic, reduced revenue and harm to reputation. Any significant or continuing failure in the satisfactory performance, reliability, security and availability of the Company's Web site, filtering systems or network infrastructure may cause significant harm to its reputation, its ability to attract and maintain visitors to its Web site, and to attract and retain participating consumers and lenders. The Company's revenue depends in large part on the number of credit requests submitted by consumers. Any system interruptions that result in the inability of consumers to submit these credit requests could have an adverse impact on revenue. Consumers who have a negative experience with the Company's Web site may be reluctant to return to it, to use the Company's services or to recommend the Company to other potential consumers. This would reduce the number of loans the Company could effect and thereby reduce its revenue.

Many states require licenses to act as a mortgage broker and/or lender. Many states require licenses to act as a mortgage broker and/or lender. The Company's subsidiary, Union Discount Mortgage, is currently licensed in California, Oregon, Colorado, Idaho and New Mexico. The Company does not accept credit requests for loan products from residents of other states. In many of the states in which the Company is licensed, it is subject to examination by regulators. As a mortgage broker conducting business through the Internet, the Company may face additional levels of regulatory risk as laws governing lending transactions my be revised or updated to fully accommodate electronic commerce.

If the Company's participating lenders do not provide competitive levels of service to consumers, the Company's brand will be harmed and its ability to attract consumers to its web site will be limited. Although the Company utilizes what it believes is well established quality institutions, the Company's ability to provide a high-quality borrowing experience depends in part on consumers receiving competitive levels of convenience, customer service, pricing terms and responsiveness from the participating lenders. If the Company's participating lenders do not provide consumers with competitive levels of convenience, customer service, price and responsiveness, the value of the Company's brand may be harmed, its ability to attract consumers to its Web site may be limited and the number of consumers using its service may decline.

Breaches of network security could subject the Company to increased operating costs as well as litigation and other liabilities. The Company does not host its own Web site and all secure data is stored at Myers Internet, Inc. who specialize in providing hosting services to the industry. The Company primarily utilizes its Web site to assist potential borrowers and consumers with interactive financial tools. However, any penetration of the Company's network security or other misappropriation of its users' personal information could cause interruptions in operations and subject the Company to liability. Claims against the Company could also be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation and financial liability. Security breaches could also damage the Company's reputation. The Company relies on licensed encryption and authentication technology to effect secure transmission of confidential information. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used to protect consumer transaction data. The Company cannot guarantee that its security measures will prevent security breaches. The Company may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences.

General Risks of Investment

There is no current market for the Company's common stock and without a trading market purchasers of the shares may have difficulty selling their shares. There is currently no established public trading market for the Company's securities. A trading market in the Company's securities may never develop. If a trading market does develop, it may not be sustained for any significant time. The Company intends to trade its securities in the Pink Sheets, which is an established electronic quotation and trading system for over-the-counter securities. If for any reason a public trading market does not develop, purchasers of the shares offered by this Offering Circular may have difficulty selling their common stock at a time and at a price they wish.

Shares not registered in this offering may become available for sale in the market and may reduce the market price of the shares. At the time of this offering, there were 25,860,000 shares of the Company's common stock outstanding. These shares are currently restricted from resale but may become available for resale after a one-year holding period from the date of issuance from the Company pursuant to Rule 144 of the General Rules and Regulations of the Securities and Exchange Commission. All but 200,000 of these shares are held by officers, directors, affiliates or entities controlled by them and are subject to the trading volume limitations of Rule 144. An increase in the number of the Company's shares available for public sale without any increase to its capitalization could decrease the market price of its shares, even if the business is doing well. Upon qualification of this offering, the 1,000,000 shares of common stock underlying the automatic conversion of the 1,000,000 shares of Series B preferred stock being registered in this Offering Circular will become available for sale by the two selling shareholders owning such shares. The Company cannot predict when or at what price such shares will be sold by the selling shareholders.

Management and affiliates own enough shares to control shareholder vote which could limit the rights of existing or future shareholders. The Company's officers, directors, affiliates and entities controlled by them own approximately 99% of the outstanding common stock. As a result, these officers and directors will control the vote on matters that require stockholder approval such as election of directors, approval of a corporate merger, increasing or decreasing the number of authorized shares, adopting corporate benefit plans, effecting a stock split, amending the Company's charter or other material corporate actions.

The Company may obtain additional capital through the issuance of additional preferred stock which may limit the rights of current holders of the Company's common stock. Without any shareholder vote or action, the Company's board of directors may designate and issue additional shares of its preferred stock. The terms of any preferred stock may include priority claims to assets and dividends and special voting rights which could limit the rights of the holders of the common stock. The designation and issuance of preferred stock favorable to current management or shareholders could make any possible takeover of the Company or the removal of its management more difficult.

Risks of real estate market. The success of the Company's current business is predicated upon the use of its services in connection with the purchase or refinancing of residential real estate. The mortgage origination market and real estate market are often adversely effected, usually on a short-term basis, by unusual climatic events in any single geographic area such as hurricanes, earthquakes and tornadoes. The happening of such events or recurrence of such events in a particular area may increase the rates for mortgage and homeowners insurance causing a decline in the number of home purchasers and mortgage borrowers. A decline in the number of home purchasers would reduce the demand for home loans and the number of potential borrowers available to the Company.

Competition. The market for the Company's services is highly competitive. The Company faces competition from a substantial number of independent companies in the origination of single-family residential mortgage loans in all the market areas in which the Company operates and anticipates to operate. Eloan.com and Lendingtree.com's Home Loan Center are two examples of major competitors in the residential "A" mortgage market. Many of these existing and potential competitors have greater name recognition and marketing capabilities and substantially greater financial resources than those available to the Company. There can be no assurance that the Company will be able to compete successfully in the future or that competitive pressures will not adversely affect the Company's operations and services.

DILUTION

Purchasers of the shares will experience immediate dilution in the value of their shares. Dilution represents the difference between the initial public offering price per share paid by the purchasers and the net tangible book value per share immediately after completion of the offering. Net tangible book value per share is the net tangible assets of the Company (total assets less total liabilities), divided by the number of shares of common stock outstanding.

As of the date of the June 30, 2005 balance sheet, the Company had a net tangible book value of $442,365 from which the Company deducted deferred offering costs of $50,500 for an adjusted net tangible book value of $391,865 (see "Financial Statements 6/30/2005). Subsequent to the date of the balance sheet, the Company issued 278,000 shares of Series B preferred stock at $0.500 per share resulting in an adjusted net tangible book value of $530,865.

The scenarios illustrated below represent an immediate dilution to investors in the offering and an increase in net tangible book value to present shareholders.

Assuming Automatic Conversion of the 1,000,000 Series B Preferred Stock and
No Conversion of 21,500,000 Series A Shares

The sale of the minimum offering of 3,000,000 shares at $0.500 per share would result in 29,860,000 shares of common stock outstanding and an adjusted net tangible book value of $2,030,865 or $0.068 per share.

Minimum Offering (3,000,000 shares sold for $1,500,000 in proceeds)

	Shares Outstanding		Total Paid		Average Price per
	Number	Percent	Amount	Percent	Share
Existing Shareholders	26,860,000	89.9%	$ 500,000	25.0%	$0.019
New Investors	3,000,000	10.1%	1,500,000	75.0%	$0.500
Total	29,860,000	100%	2,000,000	100%	$0.067

Initial public price per share	$0.500
Net tangible book value before offering	$0.020
Net tangible book value after offering	$0.068
Increase per share attributable to new investors	$0.048
Dilution per share to new investors	$0.432

Sample Intermediate Offering Amount (6,000,000 shares sold for $3,000,000 in proceeds)

The sale of 6,000,000 shares at $0.500 per share would result in 32,860,000 shares of common stock outstanding and an adjusted net tangible book value of $3,530,865 or $0.107 per share.

	Shares Outstanding		Total Paid		Average Price per
	Number	Percent	Amount	Percent	Share
Existing Shareholders	26,860,000	81.7%	$ 500,000	14.3%	$0.019
New Investors	6,000,000	18.3%	3,000,000	85.7%	$0.500
Total	32,860,000	100%	3,500,000	100%	$0.107

Initial public price per share	$0.500
Net tangible book value before offering	$0.020
Net tangible book value after offering	$0.107
Increase per share attributable to new investors	$0.087
Dilution per share to new investors	$0.393

Maximum Offering (9,000,000 shares sold for $4,500,000 in proceeds)

The sale of the maximum offering of 9,000,000 shares at $0.500 per share would result in 35,860,000 shares of common stock outstanding and an adjusted net tangible book value of $5,030,865 or $0.140 per share.

	Shares Outstanding		Total Paid		Average Price per
	Number	Percent	Amount	Percent	Share
Existing Shareholders	26,860,000	74.9%	$ 500,000	10.0%	$0.019
New Investors	9,000,000	25.1%	4,500,000	90.0%	$0.500
Total	35,860,000	100%	5,000,000	100%	$0.139

Initial public price per share	$0.500
Net tangible book value before offering	$0.020
Net tangible book value after offering	$0.140
Increase per share attributable to new investors	$0.120
Dilution per share to new investors	$0.360

Assuming Automatic Conversion of the 1,000,000 Series B Preferred Stock and Conversion of 21,500,000 Series A Shares

Minimum Offering (3,000,000 shares sold for $1,500,000 in proceeds)

The sale of the minimum offering of 3,000,000 shares at $0.500 per share would result in 51,360,000 shares of common stock outstanding and an adjusted net tangible book value of $2,030,865 or $.0.039 per share.

	Shares Outstanding		Total Paid		Average Price per
	Number	Percent	Amount	Percent	Share
Existing Shareholders	48,360,000	94.2%	$ 500,000	25.0%	$0.010
New Investors	3,000,000	5.8%	1,500,000	75.0%	$0.500
Total	51,360,000	100%	2,000,000	100%	$0.039

Initial public price per share		$0.500
Net tangible book value before offering	$0.020	
Net tangible book value after offering	$0.039	
Increase per share attributable to new investors	$0.019	
Dilution per share to new investors		$0.461

Sample Intermediate Offering Amount (6,000,000 shares sold for $3,000,000 in proceeds)

The sale of 6,000,000 shares at $0.500 per share would result in 54,360,000 shares of common stock outstanding and an adjusted net tangible book value of $3,530,865 or $0.065 per share.

	Shares Outstanding		Total Paid		Average Price per
	Number	Percent	Amount	Percent	Share
Existing Shareholders	48,360,000	9.4%	$ 500,000	14.3%	$0.010
New Investors	6,000,000	11.6%	3,000,000	85.7%	$0.500
Total	54,360,000	100%	3,500,000	100%	$0.064

Initial public price per share		$0.500
Net tangible book value before offering	$0.020	
Net tangible book value after offering	$0.065	
Increase per share attributable to new investors	$0.045	
Dilution per share to new investors		$0.435

Maximum Offering (9,000,000 shares sold for $4,500,000 in proceeds)

The sale of the maximum offering of 9,000,000 shares at $0.500 per share would result in 57,360,000 shares of common stock outstanding and an adjusted net tangible book value of $5,030,865 or $0.087 per share.

	Shares Outstanding		Total Paid		Average Price per Share
	Number	Percent	Amount	Percent	
Existing Shareholders	48,360,000	84.3%	$ 500,000	10.0%	$0.010
New Investors	9,000,000	15.7%	4,500,000	90.0%	$0.500
Total	57,360,000	100%	5,000,000	100%	$0.087

Initial public price per share		$0.500
Net tangible book value before offering	$0.020	
Net tangible book value after offering	$0.087	
Increase per share attributable to new investors	$0.067	
Dilution per share to new investors		$0.413

PLAN OF DISTRIBUTION

The Company has not entered into any arrangements with any underwriter for the sale of the shares. The Company anticipates that the shares may be offered and sold by the Company or through the selling efforts of brokers or dealers not yet identified. The Company and its officers will offer the securities without commission or payment. The Company's President, Steven M. Hershman will be offering the securities for sale in a manner complying with the exemptions available in any jurisdiction for such sale. Any executive officer or director of the Company may make reference to Mr. Hershman of potential contacts for the possible sale of the securities. The offering will be presented primarily through mail or telephone for investment to its clients and contacts and others that have expressed an interest in the Company.

Each investor will execute a subscription agreement in which the investor will acknowledge that he has received this circular. The subscription agreement, filed as an exhibit to this Offering Statement, provides for arbitration of any disputes arising from the investment in this offering.

Pursuant to the provisions of Rule 3a4-1 of the Securities Exchange Act of 1934, Mr. Hershman is not considered to be a broker as he (i) is not subject to any statutory disqualification, (ii) is not and will not be compensated by commissions for sales of the securities (iii) is not associated with a broker or dealer (iv) is primarily employed on behalf of the Company in substantial duties and (v) does not participate in selling an offering more than once every 12 months.

The offering will terminate 90 days after the qualification of the offering statement with the option of the Company to extend the termination date by an additional 90 days. After the initial offering period, the Company will determine if there is sufficient need to extend the offering period for an additional 90 days. All funds received before closing of the offering will be held in escrow pursuant to an escrow agreement with StockTrans, Inc., Ardmore, Pennsylvania. The escrow agreement provides that StockTrans will hold the funds in a bank account until notification from the Company that the offering has either closed or terminated. If the offering has closed, StockTrans will deliver to each investor stock certificates representing the number of shares purchased. If the minimum offering amount is not met at the time of the termination date, including any extension of such date, StockTrans will return all funds, without interest thereon, to the subscriber.

USE OF PROCEEDS

The following table sets forth an estimated use of proceeds based upon the minimum, maximum and alternate amount of proceeds raised from the offering:

		Sample Amounts Raised		
		$ 1,500,000	$ 3,000,000	$ 4,500,000
Joint Ventures/Acquisitions	30%	450,000	900,000	1,350,000
General and Administrative expenses	25%	375,000	750,000	1,125,000
Promotions and Advertising	25%	325,000	750,000	1,125,000
Loan Portfolio Investment	15%	225,000	450,000	675,000
Licenses and Bonding	5%	75,000	150,000	225,000

The Company intends to primarily use the funds raised in this offering to build market share by obtaining certain mortgage licenses in other states either through acquisition or through direct application and by expanding its product lines.

The Company's anticipated expansion will entail obtaining the necessary licenses in the targeted states, increasing traditional forms of advertising and Internet advertising and entering into joint ventures and/or acquisitions to increase its market share or product base. The Company may find it advantageous to enter into joint ventures or acquire outright other licensees in jurisdictions that require a resident office and employee.

The Company anticipates that it will initially target for expansion those states that do not require a pre-license exam or resident employee and office, such as Connecticut, District of Columbia, Illinois, Iowa, Kentucky, Maryland, Michigan, Minnesota, Missouri, New Hampshire, Tennessee, Utah, Virginia, Wisconsin and West Virginia.

If the Company raises less than the maximum offered amount, the Company will prioritize its marketing efforts by choosing fewer targeted states. The Company will determine for those states the most effective means of advertising and will, based on amount of funds received, allocate funds to that advertising.

The Company has allocated 25% of the proceeds of this offering for general and administrative expenses, consisting of items as payroll and general operational costs, and for working capital cash reserves. The Company intends that cash reserves will be invested in money market funds, certificates of deposit, and/or U.S. Treasury Bills with maturities of one year or less to provide the Company return on its cash reserves but maintaining its liquidity.

The Company anticipates developing loan portfolio investments. Loan portfolio investments allow the Company, acting as a principal lender, to loan money on a case by case basis secured against real estate at premium market rates and points, thereby increasing returns on capital to the Company. The Company may act as a direct lender with its own capital should it deem it opportunistic to do so and in so doing will not incur interest charges. (See "Description of the Business").

The Company's daily on-going operations are not dependent upon the success of this offering.

DESCRIPTION OF THE BUSINESS

The Company

Loans4Less.com, Inc. (the "Company") was incorporated in Delaware on June 30, 1999, by Steven M. Hershman. The Company was inactive from its incorporation until its acquisition of Union Discount Mortgage, Inc. Union Discount Mortgage, Inc. was incorporated in California on April 20, 1993. Mr. Hershman has served as the President and Chief Executive Officer of Union Discount Mortgage since inception. Union Discount Mortgage used the dba of Loans4Less on which name it obtained a federal service mark on February 28, 1998. On January 1, 2005, the Company acquired all the outstanding shares of Union Discount Mortgage, Inc. whereby it became a wholly owned subsidiary of the Company.

The Company, through its subsidiary Union Discount Mortgage, Inc., is an on-line mortgage broker which matches individuals and entities seeking mortgage loans with appropriate and available lenders who offer the Company a wholesale lending program. The Company primarily handles first and second residential mortgages and home equity lines of credit to "A" rated potential borrowers. "A" rated borrowers are those with good to excellent credit histories and a strong financial basis (e.g. employed, low overall debt compared to income, etc.) The Company also has the ability to broker loans in the subprime marketplace. The subprime marketplace targets those consumers with a fair credit rating and other good financial indicators. Union Discount Mortgage, Inc. began operations in 1993 and has operated profitably since inception.

The Mortgage Process

As a mortgage broker, the Company solicits potential borrowers who may apply for 1st and 2nd mortgages and upon receipt of the applications, the Company processes the borrower loan files by ordering appraisals, credit reports, owners title reports and opening the third party settlement escrows. The Company prepares these loan packages for delivery into underwriting to the wholesale direct lenders on a 'best efforts' basis. Upon receipt of a loan commitment approving the loan, the Company works with the borrower to satisfy preclosing conditions. Once these conditions are met the Company orders a closing package which is generated by the lender in its name. The loans are funded directly by the lender and placed into escrow. Upon receipt by the escrow/title agent of the local county recording of the security instrument underlying the loan, the Company receives its loan fee.

Potential borrowers begin the lending process with the Company on its Web site by completing a self-explanatory simple online pre-qualification form. The Company does not receive a fee for completion or submission of this form. The Company analyzes the data and develops a borrower profile. Using the lending criteria provided by potential lenders in the lending network (which network consists at any given time of those lending institutions, including mortgage bankers, who are offering wholesale loan programs to mortgage loan brokers), the Company matches the potential borrower with an appropriate lender.

The Company's goal is to offer the lowest available mortgage rates and costs associated with closing the loan, including points and settlement charges. The Company provides borrowers who have submitted a residential loan application and supporting documents with an "automatic rate float down" pursuant to its posted policy, which ensures that from the day closing documents are sent to escrow the quoted mortgage loan rate and/or points can be lowered but cannot be increased. The quoted rates are effective for 30 to 60 calendar days.

Through free use and access of its Web site, the Company provides potential borrowers with important up-to-date information on current rates and points, a rate tracker, a mortgage calculator (to determine monthly costs) and closing costs, a mortgage glossary and links to other related Web sites including credit report information, home appraisal information, and financial markets.

The Company provides borrowers with a variety of financial options through the use of wholesale lending institutions. Wholesale lending institutions are direct lenders such as subsidiaries of banks, savings banks and mortgage bankers who offer discounted loan programs to the independent mortgage loan broker, so that the mortgage loan broker can then retail loans to the public. Wholesale lending was first introduced around 1982 on the premise that independent mortgage brokers were better able to market and sell loans to their local communities. Such was its success that it is estimated that today a majority of all residential mortgages within the continental United States are retailed to the public by mortgage loan brokers through wholesale lending institutions.

Through the lending institutions, the Company can provide borrowers with a variety of financial options, such as:

Institutional portfolio loans, which are not typically packaged for sale into the secondary market by the lender, such as negative amortization adjustable rate mortgages (which mortgages give the borrower several payment options including a minimum payment option which does not cover the monthly interest causing accrued balances to increase the loan balance, negative amortization);

Other loans, generally non-institutional portfolio loans but securitized for sale in the secondary market, such as home equity lines of credit, home equity loans, money purchase combinations, first and second trust deed loans, subprime mortgage products and adjustable and fixed rate standard conforming and jumbo loans.

The Company provides borrowers the option of obtaining a "zero point mortgage" (one without the costs of closing points) or obtaining a lower interest rate with costs of closing points.

The Company is not a direct mortgage lender but a mortgage broker that seeks to provide the borrower with not only the lowest mortgage loan rate but the loan terms most appropriate for that borrower's situation, whether it be a 30-year fixed, a 5-year adjustable rate mortgage or other. The Company analyzes the potential borrower's needs, expectations and qualifications and ensures that all documentation is completed to meet a lender's criteria. The Company reviews its pool of lenders and the mortgage products offered by these lenders to find those lenders most suited to offering the potential borrower the best and most appropriate mortgage. The Company provides the borrower with suitable mortgages appropriate to their criteria. This relieves the borrower from the task of sifting through inappropriate mortgages often with confusing terms, hidden costs or high rates and provides the borrower with a competitive and appropriate mortgage.

There is a large pool of wholesale lending institutions competing to write residential mortgage loans and such competition provides an opportunity to obtain favorable loan terms. Loans4Less is able to sort through the many lenders and loan terms and provide the borrower-consumer with the best loan alternatives which allows the Company to update its Web site daily with competitively offered rates, fees, and points.

The Company currently attracts potential borrowers through its Web site www.Loans4Less.com. The Company intends to increase its use of traditional cost effective forms of media advertising, such as television, radio and billboards. The Company recently started a radio advertising campaign on KFWB Los Angeles radio station whereby Loans4Less.com will be advertised on the station's streaming Internet site. The streaming Internet site broadcasts the radio station through the personal computer. This allows listeners to listen to the station on their personal radios (for example car radio) and then continue listening to the same radio station at a different location through their computer (for example at the end of a car commute). The Company intends to use this and other traditional advertising beginning in California and expanding as the Company deems appropriate nationally.

Current Operations

The Company currently employs five full-time persons at its headquarters in Redondo Beach, California and two agents on a commission-only basis, one of whom is Martin Genis, a director of the Company. The five full-time employees serve to provide the on-going business of the Company with the President, Steven Hershman, overseeing the integration of the various functions of the Company and implementing expansion plans of the Company's licensing and marketing. The Company's employees are generally divided into sales, operations, loan processing and sales support but work closely together.

Union Discount Mortgage, Inc. has been in the mortgage broker business since1993 and has been profitable each year since its inception. It is licensed as a Real Estate Broker with the Department of Real Estate in California, and as a mortgage lender/broker in Oregon, Colorado, Idaho and New Mexico. It's primary business is centered on the California residential mortgage market.

The Company receives revenue from:

(i) Loan transactions in which the lender pays the Company a disclosed yield spread premium (rebate pricing) at closing which is earned from borrowers closing a "zero point" or "zero cost" loan; these loan transactions account for approximately 65% of the Company's revenues. Yield spread premium, also known as rebate pricing, involves a borrower receiving a zero point or "no cost" loan with an interest rate above the market. Due to daily fluctuations in daily interest rates, the amount that the Company earns under rebate pricing is not a fixed amount nor a fixed percentage.

Typically the Company receives a yield spread premium of at least 0.5% of the principal loan amount in a "no-points" transaction or 1.5% of the principal loan amount in a "no cost" transaction.

(ii) Loan transactions in which the borrower pays the Company closing points, usually made in residential owner-occupied purchase loans with such closing points usually being tax deductible as prepaid interest by the borrower; these transactions account for approximately 20% of the Company's revenues. Closing points paid by the borrower are a percentage of the face amount of the loan. The percentage is a negotiated figure usually offered by the lender based on the loan program, market conditions, amount of loan and other factors. The Company generally earns a minimum of 0.5% (or 0.50 points) and has earned in excess of 1.50% in a given transaction.

(iii) Loan processing fees charged in excess of the lender's administration fees which fees are charged only if the lender's administration fees are less than our advertised minimum of $750 per transaction; these fees account for approximately 5% of revenues.

(iv) Real estate commissions at the closing of transactions for which the Company (through its real estate arm dba, Platinum Properties) represents either the buyer or the seller (primarily in residential property transactions). These commissions account for approximately 10% of revenues.

In April, 2005, the Company entered into an exclusive licensing agreement with Brio Realty Corporation ("Brio"), an independent real estate operation licensed in several states, by which Brio will license its software program, Active Rain, to the Company for 12 months for $85,000. By this agreement, Brio will provide the Company with exclusive daily access to all mortgage leads generated by BrioRealty.com in the state of California within Los Angeles County, Orange County, Riverside County and San Bernardino County. Brio agrees to supply the Company (through the Company's dba Platinum Properties) with daily non-exclusive access to real estate buyers and sellers within Los Angeles County. The parties agree to split commissions earned as joint listing and/or selling agents with 17% to Brio and 83% to the Company. The agreement can be renewed within 30 days of its expiration date.

The Active Rain software program provides consumers daily access to various real estate Multiple Listing Services in certain areas in order to view properties in that area listed for sale. Through its licensing agreement, the Company can access these consumers who are seeking purchase money financing. Through the Internet, the Company can offer its services to these consumers. BrioRealty.com is able to generate a daily flow of consumers shopping for homes using the Internet and these consumers are all potential clients of the Company. As of the date of this Offering Circular, the Company has not received any revenues as a result of the agreement.

The Company owns certain intangible intellectual property rights in its federal service mark name, Loans4Less ® and its Internet domain names, Loans4Less.com and LoansforLess.com. The Company believes that its name is unique and easily remembered by potential borrowers and that this name recognition will assist the Company in creating a nationwide market. In order to protect its brand name and federal service mark the Company has registered more than 40 similarly worded Internet domain names.

Suppliers (Mortgage Lenders)

Union Discount Mortgage, Inc. is currently approved as a mortgage broker and has ongoing relationships with several main mortgage lenders and/or their subsidiaries, including, among others, HSBC Mortgage Corporation, American Home Mortgage Corp., Citicorp Mortgage, Inc., Bank of America, Wells Fargo Bank West, Chase Manhattan Mortgage Corporation, Lehman Brothers Bank, FSB (Aurora Loan Services), U.S. Bank National Association N.D., and Taylor, Bean & Whitaker Mortgage Corp. The Company has found from its past experience that the loans available through its existing pool of mortgage lenders are sufficient to allow the Company to offer its borrowers a variety of competitive mortgages. Copies of the agreements with these wholesale lenders are filed as exhibits with the Offering Circular.

The Company does not consider that the loss of any one or more of its existing mortgage product suppliers would have a material impact on its business because such suppliers are numerous and competitive and the Company would be able to replace such loss. The Company has utilized wholesale lenders that it believes to be the most competitive, product diverse and professional in providing operations necessary to service the mortgage broker community, but the Company would be able to find alternative suitable wholesale lenders if it became necessary.

Established relationships with a wholesale mortgage lender allow the Company to offer to its clients those products available through that mortgage lender and generally provides the Company with quick access to the mortgage lender's best mortgage products. Further once a relationship with a mortgage lender is established, that mortgage lender will review the borrower submitted to it by the Company. Generally the agreements are on a best-efforts basis and non-exclusive. The agreements provide that the Company will submit to the wholesale mortgage lender original loan application packages from potential borrowers in the form required by the mortgage lender and will assist the mortgage lender in the closing with such items as employment verification and other required verification, educate the potential borrowers in home buying and financing process, and generally perform those services to move the applicant to loan approval and closing. The Company acts at all times as an independent contractor and all mortgage funding decisions are solely up to the wholesale mortgage lender. The agreement can be terminated by either party at any time upon written notice.

Market

The principal market for the financial products and mortgage broker services offered by the Company are those members of the general public looking for competitively priced mortgages for real estate purchases or refinancings. This includes purchasers of free-standing residential homes or condominiums, second and vacation homes, and those wishing to refinance current mortgages to reduce the interest rate, change the mortgage term or increase the mortgage amount.

There are numerous other on-line brokerage firms offering substantially the same services as the Company. Many of these competitors are much larger than the Company and are national in scope and name. The Company is currently primarily regional in operations and does not believe it has a large name recognition. Also, many of its competitors have similar relationships with some or all of the same lenders as the Company and can offer similar or the same loan packages.

However, the Company believes it can compete in the industry by continuing to market its brand name Loans4Less.com and by building on existing wholesale lending relationships and adding new wholesale lenders who can provide competitive products as needed.

Regulation

The Company's subsidiary, Union Discount Mortgage, is currently licensed with the Department of Real Estate in California as a real estate broker. Many states require licenses to act as a mortgage broker. The Company is licensed as a mortgage lender/broker in Oregon, Colorado, Idaho and New Mexico. The Company does not accept credit requests for loan products from residents of other states.

The California Department of Real Estate provides regulations concerning the manner of listing and offering property for sale, information included in a contract for sale, handling of escrowed funds, and closing procedures. The Company does not handle escrow or trust fund accounts and does not loan funds in residential wholesale transactions. The regulations that impact on the Company are full disclosure of closing costs to the client, maintaining client confidentiality and standard ethical business procedures. The Company files with the Department of Real Estate a standard annual question and answer form pertaining to its volume and practices.

The Company is not currently aware of any existing or probable federal or state law or regulation that would have any material negative impact on its performance. The Company currently holds licenses in certain states that do not require a resident office or individual employee residence in that state. The Company posts surety bonds in those states. The Company plans to expand its licensing in the future using the same methods of posting surety bonds or if necessary employing resident offices in such states.

Business Plan

During the next twelve months, the Company intends to increase its on-going established licensed operations and its database of clients. As the Company is an Internet based service company, expansion does not require the purchase of equipment or additional office space or similar investments, thus allowing such expansion to be flexible based on the amount of capital available. The Company anticipates taking the following steps in the next twelve months but cannot be sure of the timing or occurrence of any one step as any one step is not dependent upon the operation or completion of another. Thus, the Company, as opportunities present themselves and as the Company may determine, may follow one or more these steps to a greater degree or duration than another. It is impossible to predict which action will result in the greatest and quickest reward to the Company. The Company will continually reevaluate its actions and the results obtained thereby.

* Apply for and obtain new licenses in the United States.
* Diversify its product mix by offering sub-prime mortgages, automobile loans, and consumer installment loans. The Company believes this would increase revenues and offset a dependency on revenues solely from "A" paper mortgages, thereby reducing the risk of decreased revenues in times of rising interest rates and decreasing volume of refinancing

transactions. The Company anticipates that the sub-prime mortgages would be offered through bank sponsored wholesale loan programs. The automobile and consumer installment loans would be made available through a joint venture with a third party offering such programs.

* Institute targeted advertising on an incremental basis based upon the Company's presence in a market and its expectations for that market. Targeted advertising on an incremental basis entitles beginning advertising for a specific product to a specific borrower. If the Company sees a growth in revenue from such advertising, it will incrementally increase such advertising. As long as revenues grow from the advertising, the Company will continue to increase bit by bit the amount of advertising. If revenues substantially slow or stop and no growth results from the advertising, the Company will stop the advertising at that level or reduce it to the prior incremental amount that showed growth.

* Expand to United Kingdom and European Union through acquisition or joint venture with operating companies.

* Set up Internet interactive media channel to advertise Loans4Less.com which will involve the Company's Web site becoming fully interactive with the consumer in the same form as video telephone. This will allow the Company to speak and see the customer and utilize the contents of the Website simultaneously.

* expand its real estate arm (d.b.a. Platinum Properties) and Listings4Less.com in real estate activities primarily in California by increasing the number of agents to service clients seeking to buy and sell property.

The Company may from time to time allocate funds to direct equity lending opportunities. There are certain situations in which lenders do not want to loan monies on real estate purchases and/or refinancings to certain borrowers because of poor credit, lack of experience and/or failure to provide proof of income. The Company has the ability to evaluate an individual loan request based on the equity in a property. If the equity is deemed adequate to make such loan a relatively low risk to the Company, the Company may lend such funds secured by the real estate. These loans will usually be for a period of less than three years and at premium market rates and points.

The Company anticipates at some time in the future that it may develop loan portfolio investments. Loan portfolio investments allow the Company, acting as a principal lender, to loan money on a case by case basis secured against real estate at premium market rates and points, thereby increasing returns on capital to the Company. The Company may act as a direct lender with its own capital should it deem it opportunistic to do so and in so doing will not incur interest charges.

The Company hopes at some time in the future if the situation should present itself to expand its operations to one or more countries of the United Kingdom and/or European Union through an acquisition or merger with an operating company in one of those areas. Such an acquisition or merger would effectively reduce or eliminate the administrative licensing requirements required in those countries and provide local exposure. At this time, the Company does not have any target companies nor does the Company consider such international expansion a priority for its growth.

DESCRIPTION OF PROPERTY

The Company and Union Discount Mortgage, Inc. utilize the same office space located at 210 Avenue I, Suites E and F, Redondo Beach, California pursuant to a three-year lease agreement with Peter and Violet Dragich, owners of the property, commencing March, 2003, at a monthly rent of approximately $3,714 for over 2300 square feet. The lease is renewable for an additional three years at the option of the Company at the current rental price plus a premium not to exceed the Consumer Price Index as of December 31, 2005. The Company intends to continue at this location and use it as its nationwide headquarters. The Company does not own any real property.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to provide an analysis of the Company's financial condition and should be read in conjunction with its financial statements and the notes thereto. The matters discussed in this section that are not historical or current facts deal with potential future circumstances and developments. Such forward-looking statements include, but are not limited to, the development plans for the growth of the Company. Actual results could differ materially from the results discussed in the forward-looking statements.

General

In 2003, long-term interest rates fell to what was generally acknowledged as the lowest rates in several decades. Such drop in interest rates caused a major refinancing boom, whereby financing volumes in residential real estate hit historic highs. As a result of this very low interest rate economic climate in 2003, the Company closed 739 loans resulting in volume of $218.5 million. In 2004, the market for financings slowed down from the 2003 boom and the Company closed 483 loans resulting in volume of $139.1 million. During the same time, residential property values rose causing the supply of sale listings to also diminish. This market slowing trend has continued through the first six months of 2005. Due to the increasing Federal Funds interest rate as determined by the Federal Reserve Board, the Company believes that this slowing trend will continue for the remainder of 2005. In order to adjust to these higher interest rates and lower loan volumes, the Company has curtailed its operating expenses.

The Company has maintained profitability during a time of decreasing revenues by curtailing its expenses. The Company anticipates diversifying its product mix in order to reduce its dependency on traditional financings. The Company also believes that its plan of expanding into other states can offset the declining mortgage volume and other economic trends that have historically negatively impacted it.

The Company believes that many consumers will seek to refinance high interest rate home equity credit lines that are linked to the prime rate and/or other adjustable rate mortgages. The Company anticipates that borrowers that initially obtained interest-only mortgages will refinance those loans to traditional fixed-rate mortgages as the interest-only payment period for those mortgages expires and required payments under those mortgages increase dramatically. The Company believes that traditional 30 and 15-year fixed rate mortgages will remain popular because the long term interest rates are attractive as the yield curve currently is reasonably flat (yield curve is the cost difference between short-term rates and long-term rates).

Year Ended December 31, 2004 Compared to December 31, 2003

Revenues for the period ended December 31, 2004 decreased 52.9% to $1,286,956 from $2,731.355 for the year ended December 31, 2003. The Company believes this decrease in revenues is largely due to a slowing of the residential housing refinancing boom that occurred in 2003.

Net income for the period ended December 31, 2004 decreased 87.4% to $157,681 from $1,248,842 for the year ended December 31, 2003 because of the slow down in residential housing refinancing. The Company maintained a positive net income largely from the Company's ability to cut its operating expenses.

Six Months Ended June 30, 2005 Compared to June 30, 2004

Revenues for the six-month period ended June 30, 2005 decreased 39% to $420,055 from $680,218 for the six-month period ended June 30, 2004. The Company believes this decrease in revenues is largely due to a continuing of the slowing of the residential housing refinancing boom that occurred in 2003 and a general slowing of the residential mortgage market for "A" rated mortgages.

Net income for the six-month period ended June 30, 2005 decreased 99.4% to $1,099 from $183,797 for the six-month period ended June 30, 2004. The Company believes this decrease continues to be caused by a slowing of the residential housing refinancing boom. The Company has maintained profitability during this period of decreasing revenues by decreasing its operating expenses.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information regarding the members of the board of directors and executive officers of the Company:

Name	Age	Position	Date Directorship Commenced
Steven M. Hershman	47	Chairman of the Board, President, Treasurer, Director	June 30, 1999
Julia Leah Greenfield	53	Secretary, Director, General Counsel	January 1, 2005
Martin W. Genis	47	Director, Executive Vice President	February 28, 2005
Deborah Zito	50	Director, Executive Vice President	February 28, 2005
Andrea Dobrick	40	Director, Executive Vice President	February 28, 2005
Daniela Haynie	35	Director, Executive Vice President	February 28, 2005
Mark C. Phelps	52	Director, Accountant	October 1, 2005

The Company's directors have been elected to serve until the next annual meeting of the stockholders and until their respective successors have been elected and qualified or until death, resignation, removal or disqualification. The Company's certificate of incorporation provides that the number of directors to serve on the Board of Directors may be established, from time to time, by action of the Board of Directors or shareholders. Vacancies in the Board are filled by a majority vote of the remaining directors on the Board. The Company's executive officers are appointed by and serve at the discretion of the Board.

Steven M. Hershman serves as president, treasurer and chairman of the board of the Company and has served as the president and sole director of Union Discount Mortgage, Inc., which he established in April, 1993. Since April, 1993, Mr. Hershman has devoted substantially all his efforts to the development of Union Discount Mortgage, Inc. which company serves as a mortgage broker primarily in the California residential mortgage market. Mr. Hershman is a citizen of Great Britain and the United States. Mr. Hershman holds a California real estate broker license.

Julia Leah Greenfield, Esq. serves as secretary and a director of the Company. Ms. Greenfield has been a practicing attorney since 1976 representing several major savings banks and mortgage lenders, specializing in mortgage banking laws with an emphasis on origination, servicing, secondary market whole-loan sales, securitization of prime and subprime residential mortgage loans, Truth-In-Lending and regulatory compliance under federal and state law. Ms. Greenfield is a member of the State Bar of Pennsylvania, State Bar of California, American Bar Association . Ms. Greenfield received her Juris Doctorate in May 1976 from Villanova University School of Law, Villanova, Pennsylvania and her Bachelor of Arts (Phi Beta Kappa) in May, 1973 from State University of New York at Binghamton, Binghamton, New York.

Martin W. Genis serves as a director and an executive vice president of the Company. Since December, 1997, Mr. Genis has been involved in the development of the Company's real estate division, Platinum Properties. Since November, 1990, Mr. Genis has been licensed with the California Department of Real Estate and has been employed as a realty agent specializing in residential listings and purchases with the Jon Douglas Company, Los Angeles, California, a real estate company.

Deborah Zito serves as a director and an executive vice president of the Company. Ms. Zito has worked with the Company since April, 2001. From January, 1994 to April, 2001, Ms. Zito served as a loan officer for Excel Funding, Inc., Torrance, California, a local loan company specializing in residential mortgage lending and brokerage at which she served as a mortgage agent/salesperson.

Andrea Dobrick serves as a director and as an executive vice president and operations manager of the Company. Ms. Dobrick has worked with the Company since March, 2001. From February, 1998 to March, 2001, Ms. Dobrick served as a mortgage loan processor, assisting the broker and various loan officers at Excel Funding, Inc., Torrance, California, a loan company specializing in residential mortgage lending and brokerage. Ms. Dobrick is a licensed loan agent originating and closing loan transactions. Ms. Dobrick became a California licensed real estate broker in August, 2003 and currently serves as a California Department of Real Estate broker and officer of Union Discount Mortgage, Inc.

Daniela Haynie serves as a director of the Company and an executive vice president underwriting manager and mortgage loan processor, assisting in the processing and closing of mortgage loan transactions. Ms. Haynie has worked with the Company since October, 2001. From August, 1996 to October, 2001, Ms. Haynie served as a mortgage loan underwriter assisting brokers and various loan officers in processing and closing mortgage loan transactions for Crestwood Mortgage Company, Torrance, California, a company specializing in residential mortgage lending and brokerage. Ms. Haynie graduated from the University of Sao Judas Tadeu (Sao Paulo, Brazil) in 1995 and moved to the United States in March, 1996. Ms. Haynie is a Permanent Resident of the United States.

Marc C. Phelps serves as a director of the Company. Mr. Phelps has been working in public accounting since 1982 assisting small businesses in the areas of taxation, setup and maintenance of accounting systems and business management. Since 1999, Mr. Phelps has also helped small businesses with the audit process both as the auditor and as a consultant assisting small companies to get ready for audits. Mr. Phelps is a Certified Public Accountant licensed to practice in the State of California. In 1999, he received a of Bachelor of Science degree in Business Administration (Magna Cum Laude) from California State University Dominquez Hills.

Other Information

In July, 2003, Union Discount Mortgage, Inc. and Steven M. Hershman, personally and as president of Union Discount Mortgage, Inc. entered into a Stipulation and Agreement with the California Department of Real Estate and each paid a fine of $2,500 arising from a $465 claim of accounting failings. The accounting failings consisted of a failure to maintain proper separate trust account records pertaining to credit and appraisal fees. On October 21, 2004, the California Department of Real Estate completed a sign-off audit of the Company and the action was permanently closed as of July 7, 2005.

REMUNERATION OF DIRECTORS AND OFFICERS

The aggregate annual remuneration of the three highest paid officers and directors during the Company's last fiscal year.

Name	Remuneration Capacity	Remuneration Received in 2004
Steven M. Hershman	President	$1,882,969 (1)
Martin Genis	Commissions pursuant to agent agreement	$ 167,522
Deborah Zito	Salary and commission pursuant to agent agreement	$ 131,548

(1) The remuneration consisted of the one-time payment of accrual of retained earnings in Union Discount Mortgage from prior years consisting of 150,000 shares of common stock in

CancerVax Corporation, 54,500 shares of common stock in NuTech Digital and 1,000,000 shares of common stock in 2K Sounds Corporation with an aggregate valuation at December 31, 2004 of $1,642,545 plus $240,424 in cash distributions.

Mr. Hershman will receive a base salary of $90,000 in 2005.

In November, 2004, the Hershman Revocable Trust received 21,500,000 shares of Series A stock for services rendered to the Company by Steven Hershman. Mr. Hershman is the beneficial owner of these shares. No valuation can be attached to the Series A stock.

Director Consideration

On January 1, 2006, the Company will issue 7,500 shares to Mr. Phelps for his services as a director and will issue 30,000 additional shares per year for five years for such services. Mr. Phelps is a certified public accountant and serves as the accountant to the Company.

Employment and Agent Agreements

Employees of the Company enter into standard employment contracts with the Company which contracts provide for full time employment at a negotiated annual compensation plus confidentiality and non-competition clauses. The employment agreements provide that each employee act in accordance with sound and ethical business practices, shall work diligently at the assigned tasks and may receive commission compensation of 50% of the net points for efforts in selling and closing loans directly sourced by the employee. The agreements provide that an employee may be terminated or may terminate employment without cause on five days' notice and for cause without notice, and that any dispute regarding the employment agreement will be submitted for arbitration before the American Arbitration Association.

Mr. Genis entered into a broker-associate agent licensee agreement with the Union Discount Mortgage, Inc. on December 9, 1997 by which Mr. Genis will act as a real estate sales person. The Company will pay commissions of 70% to Mr. Genis on loan transactions which close escrow but will not limit or direct his activities as to hours, leads, open houses, products, prospects, meetings, schedules, etc. Both parties will use their best efforts in originating and closing transactions. The agreement may be terminated at any time by either party and any disputes arising under the agreement will be submitted for arbitration before the American Arbitration Association.

Stock Bonus

On November 23, 2004 the Company issued 660,000 shares of its common stock to certain employees as incentive for enhanced performance and as a stock bonus for services rendered to the Company. Simultaneously, the Board of the Company consented to the issuance to those employees of an equal number of shares as that issuance (aggregating 660,000) each year for the following four years. The issuance to any employee is dependent upon that employee having been a continuous employee of the Company for the 12 months prior to the issuance.

Stock "Put"

On November 23, 2004, the Company issued 200,000 shares of its common stock to Tiber Creek Corporation for advisory services in assisting it in becoming a public company and locating possible broker-dealers, market makers or investor relations groups. Pursuant to the terms of the agreement with Tiber Creek, the Company paid $50,000 to Tiber Creek and issued it 200,000 shares of common stock. Tiber Creek has a right to require the Company to purchase up to 150,000 shares of the shares issued to it at a price of $0.50 per share. This right ("put") commences one year following commencement of public trading of the Company's common stock and shall expire three years following such commencement. The "put" may be exercised from time to time during its term provided only that the minimum exercise at any time shall be 25,000 shares.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information as of the date of this Offering Circular regarding the beneficial ownership of the Company's common stock by each of its executive officers and directors, individually and as a group and by each person who beneficially owns in excess of five percent of the common stock after giving effect to the exercise of warrants or options held by that person.

		Before Offering(1)		After Offering (2)			
		Percent of Class (1)		Percent of Class			
	Number of Shares	Assuming No Series A Conversion	Assuming Series A Conversion	Assuming No Conversion Mini	Assuming No Conversion Max	Assuming Conversion Mini	Assuming Conversion Max
Steven M. Hershman President, Treasurer, Director (4)	25,978,000 (3) 21,500,000 (Series A)	96.7%	98.2%	87.0%	72.5%	91.5%	81.9%
Julia Leah Greenfield (4) Secretary, Director	30,000	*	*	*	*	*	*
Deborah Zito (4)	140,000	*	*	*	*	*	*
Daniela Haynie (4)	140,000	*	*	*	*	*	*
Andrea Dobrick (4)	140,000	*	*	*	*	*	*
Martin Genis (4)(5)	72,000	*	*	*	*	*	*
Mark C. Phelps	(6)						
All Officers and Directors as a group (6 persons)	26,500,000 21,500,000 (Series A)	98.7%	99.3%	88.7%	73.9%	94.5%	83.7%

* Less than 1%.

(1) The total number of outstanding shares of common stock on the date of qualification of this Offering Circular (which assumes automatic conversion of the Series B preferred stock into an equal number of shares of common stock and no conversion of the Series A stock) is 26,860,000 and assuming conversion of the Series A shares the number of shares of common stock outstanding is 48,360,000.

(2) The total number of outstanding shares of common stock, assuming no conversion of the Series A stock, after sale of the minimum offering (3,000,000 shares) would be 29,860,000 (which includes the 1,000,000 automatically converted Series B preferred shares) and after sale of the maximum offering (9,000,000 shares) would be 35,860,000.

Assuming conversion of the 21,500,000 Series A shares, the total number of outstanding shares after sale of the minimum offering (3,000,000 shares) (including 1,000,000 Series B preferred shares converted) would be 51,360,000 shares and after sale of the maximum offering (9,000,000 shares) would be 57,360,000 shares.

(3) Steven M. Hershman is the beneficial owner of the 25,000,000 shares of common stock and the 978,000 shares of Series B preferred stock and the 21,500,000 shares of Series A preferred stock held by the Hershman Revocable Trust.

(4) The directors of the Company may purchase, in the aggregate, up to 20% of the offered shares i.e. 600,000 shares of the minimum offering or 1,800,000 shares of the maximum offering at the same price as that offered to the public.

(5) Martin Genis is the holder of 50,000 shares of common stock and 22,000 shares of Series B preferred stock which will automatically convert into 22,000 shares of the Company's common stock upon qualification of this Offering Circular.

(6) On January 1, 2006, the Company will issue 7,500 shares to Mr. Phelps for his services as a director and will issue 30,000 additional shares per year for five years for such services.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On January 1, 2005, the Company effected the exchange of 25,000,000 shares of its common stock for all the outstanding shares of Union Discount Mortgage, Inc., consisting of 100 shares held by the single shareholder, the Hershman Revocable Trust. By such exchange Union Discount Mortgage became a wholly-owned subsidiary of the Company. Union Discount Mortgage, Inc. had been structured as a Subchapter S corporation for tax purposes. At the closing of the reorganization, Union Discount Mortgage, Inc. became a wholly-owned subsidiary of the Company and will operate as a "C" corporation for tax purposes.

In regard to tax consequences affecting the sole shareholder of Union Discount Mortgage, Inc. certain assets were transferred as of December 31, 2004, from it to the Hershman Revocable Trust. These assets consisted of shares of investment stock in non-related companies, including CancerVax Corporation, Nu Tech Digital, Inc. and 2KSounds Corporation, cash, and the right to certain Internet domain names.

SECURITIES BEING OFFERED

The Offering

This offering consists of a minimum of 3,000,000 shares of common stock and a maximum of 9,000,000 shares of common stock at $.50 per share and 1,000,000 shares of common stock underlying 1,000,000 shares of Series B preferred stock held by two shareholders who are also officers and directors of the Company, Mr. Hershman and Mr. Genis. The 1,000,000 shares of Series B preferred stock will be automatically converted into 1,000,000 shares of common stock upon qualification of this Offering Statement.

All funds received before closing of the offering will be held in escrow pursuant to an escrow agreement with an independent third party, StockTrans, Inc., Ardmore, Pennsylvania. If the minimum offering amount is not met at the date of termination of the offering, all funds, without interest thereon, will be returned to the subscriber. The minimum investment in this offering is 5,000 shares or $2,500.

The directors of the Company may purchase, in the aggregate, up to 20% of the offered shares i.e. 600,000 shares of the minimum offering or 1,800,000 shares of the maximum offering at the same price as that offered to the public. Any shares not purchased by the directors will be offered to the public.

Common Stock

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.

Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

The Company may issue additional shares of common stock which could dilute its current shareholder's share value. If additional funds are raised through the issuance of common stock, there may be a significant dilution in the value of the then outstanding common stock. The issuance of all or part of the Company's remaining authorized common stock could result in substantial dilution in the percentage of the common stock held by its then shareholders. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by investors.

Preferred Stock

The Company is authorized to issue 25,000,000 shares of preferred stock, $.00001 par value per share.

The Board of Directors has designated 21,500,000 shares of the Company's preferred stock as Series A stock. All 21,500,000 shares of the Series A preferred stock have been issued to the Hershman Revocable Trust, of which Steven M. Hershman, president and a director of the Company, is the beneficial owner.

The Board of Directors has designated 1,000,000 shares of the Company's preferred stock as Series B preferred stock. The Hershman Revocable Trust holds 978,000 shares of the Series B preferred stock and Martin Genis, executive vice president and a director of the Company, holds 22,000 shares of the Series B preferred stock. The 1,000,000 shares of Series B preferred stock immediately converts to common stock upon qualification of this Offering Statement with the Securities and Exchange Commission. The 1,000,000 shares of common stock underlying such Series B preferred stock (that is, the common stock into which these 1,000,000 Series B preferred shares automatically convert) are being registered in this Offering Statement for sale by the two holders of such shares. The Company does not know when, or if, the two shareholders will sell their shares. At the time of a sale, if any, the selling shareholder will sell his shares privately at whatever price he can obtain or he will sell the shares through whatever market the Company is selling on at the then market price.

Series A Convertible Preferred Stock

The Series A stock, with respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Company, ranks senior and prior to the Company's common stock but ranks junior to the Company's Series B preferred stock. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the Holders shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the common stock or any other capital stock of the Company in respect of which the Series A stock ranks senior as to rights upon liquidation, dissolution or winding-up of the Company, an amount equal to $.00001 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus an amount equal to all unpaid dividends, on such shares for each share of Series A stock, then held by them.

Each share of Series A stock is entitled to ten votes on all matters on which such shares are entitled to vote. The shares are entitled to vote only on amendments to the Company's charter, merger or dissolution of the Company or any disposition of the Company's assets requiring special authorization of the shareholders. The Series A stock is not entitled to any regular dividend payments.

Each share of Series A stock is convertible, at any time after the date of issuance of such share, into one share of fully paid and nonassessable common stock.

Series B 6.75% Convertible Preferred Stock

Each share of the Series B preferred stock shall be entitled to interest payment at a rate of 6.75% per annum based on the principal amount paid to the Company for each such share of the Series B preferred stock. Interest shall accrue and be paid in full at the time of the automatic conversion of the Series B preferred shares into shares of the Company's common stock.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the Holders shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the common stock or any other capital stock of the Company in respect of which the Series B preferred stock ranks senior as to rights upon liquidation, dissolution or winding-up of the Company, an amount equal to $.00001 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) (the "Liquidation Preference"), plus an amount equal to all unpaid dividends, on such shares for each share of Series B preferred stock, then held by them. If upon the occurrence of such event, the assets and funds thus distributed among the Holders shall be insufficient to permit the payment to such Holders of the full aforesaid preferential amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the Holders in proportion to the respective preferential amounts for their shares of Series B preferred stock.

The Series B preferred stock shall be non-voting stock and no share thereof shall vote on any matters.

Each share of the Series B preferred stock shall be automatically converted into one share of the Company's common stock at the time that the Company's Offering Statement filed with the Securities and Exchange Commission pursuant to Regulation A containing the shares underlying the Series B preferred stock is qualified. The conversion will occur automatically on the record books of the Company and no additional interest will accrue and each outstanding share of the Series B preferred stock will be treated as if it were one share of the Company's common stock with the same voting rights, privileges, and liquidation rights..

FINANCIAL STATEMENTS

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
JUNE 30, 2005

ASSETS

CURRENT ASSETS:		
Cash	$	275,131
Loan receivable shareholder		36,096
Accrued interest receivable		590
Accounts receivable		4,785
Prepaid expenses		67,500
TOTAL CURRENT ASSETS		384,102
PROPERTY AND EQUIPMENT:		
Computer and Equipment		39,198
Furniture and Equipment		16,204
Leasehold Improvements		22,869
Accumulated Depreciation		(60,147)
TOTAL PROPERTY AND EQUIPMENT		18,124
OTHER ASSETS:		
Deferred offering costs		50,500
Security Deposits-Office Lease		7,428
TOTAL OTHER ASSETS		57,928
	$	460,154

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Credit lines payable	$	2,200
Accrued payroll and payroll tax		9,608
Accrued interest		5,981
TOTAL CURRENT LIABILITIES		17,789
STOCKHOLDER'S EQUITY:		
Preferred Stock 25,000,000 shares authorized		
Series A Convertible, $.00001 par value, 21,500,000 issued and outstanding		215
Series B Convertible, $.00001 par value, 722,000 issued and outstanding		7
Common Stock, $.00001 par value, 250,000,000 authorized 25,860,000 issued and outstanding		259
Additional paid-in-capital		361,618
Retained Earnings		80,266
TOTAL STOCKHOLDER'S EQUITY		442,365
	$	460,154

Unaudited-See notes to the financial statements

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
SIX MONTHS ENDED JUNE 30, 2005

REVENUES:		
Loan origination fees net of rebates	$	420,055
TOTAL REVENUES		420,055
OPERATING EXPENSES:		
Agent commissions		87,653
General and administrative		326,829
TOTAL OPERATING EXPENSES		414,482
INCOME FROM OPERATIONS		5,574
OTHER INCOME:		
Dividend income		150
Interest income		1,359
TOTAL OTHER INCOME		1,509
OTHER EXPENSE:		
Interest expense		5,984
TOTAL OTHER EXPENSE		5,984
TOTAL OTHER INCOME (EXPENSE)		(4,475)
NET INCOME		1,099
EARNINGS PER SHARE		
Basic	$	0.000
Diluted	$	0.000
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		
Basic		25,000,000
Diluted		48,082,000

Unaudited - See notes to the financial statements

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
JUNE 30, 2005

	Shares		Amount		Additional Paid-in-Capital		Retained Earnings		Total
Balance at December 31, 2004	47,360,000	$	474	$	625	$	79,167	$	80,266
Issuance of Loans4Less.com, Inc. Series B Preferred stock at par	722,000		7		360,993		-		-
Net income-Six months ended June 30, 2005							1,099		1,099
Balance-June 30, 2005	48,082,000	$	481	$	361,618	$	80,266	$	81,365

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,001
Adustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,901
Increase in operating assets:	
Accounts receivable	(4,785)
Prepaid expenses	(67,500)
Increase in operating liabilities	
Accounts payable and accrued expenses	9,605
NET CASH USED BY OPERATING ACTIVITIES	(57,778)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Increase in accrued interest receivable	(590)
Increase in loans receivable	(36,096)
NET CASH USED BY INVESTING ACTIVITIES	(36,686)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Increase in credit lines payable	1,695
Deferred offering costs	(500)
Change from trade in of subsidiary's stock	99
Increase in interest payable related to preferred stock	5,984
Proceeds from issuance of preferred stock	361,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	368,277
NET INCREASE IN CASH	273,813
CASH-January 1, 2005	1,317
CASH-June 30, 2005	$ 275,131
Supplemental Disclosure of Cash Flow Information:	
Cash paid for:	
Interest	$ 292
Income taxes	-

Unaudited-See notes to the financial statements

LOANS4LESS.COM, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Description of Business

The Company was incorporated in Delaware on June 30, 1999 and has been operationally inactive prior to its consolidation with Union Discount Mortgage, Inc. on January 1, 2005.

On January 1, 2005, the Company exchanged 25,000,000 shares of its common stock and 21,500,000 shares of Series A preferred stock for all of the shares (100) of Union Discount Mortgage, Inc.. After the exchange Union Discount Mortgage, Inc. became a wholly owned subsidiary of the Company.

Prior period financial statements have been retroactively restated and renamed to show the capitalization of Loans4Less.com, Inc. while at the same time maintaining the historical financial data of the acquired company Union Discount Mortgage, Inc..

(2) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or loss to be cash equivalents.

(3) Marketable Securities

In the ordinary course of business the Company invests in various equity or debt instruments. The Company accounts for such investments in accordance with Statements of Financial Accounting Standards No. 115 and 130 "Accounting for Certain Investments in Debt and Equity Securities" and "Reporting Comprehensive Income", respectively.

Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date. Trading securities are carried at fair value, with unrealized trading gains and losses included current period income. Available-for-sales securities are carried at fair value with unrealized gains and losses included in other comprehensive income. Realized gains and losses are included in current period income for both types of securities. Investments classified as held-to-maturity are carried at amortized cost. In determining realized gains and losses, the cost of the securities sold is based on the first in, first out method.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts report in the balance sheet and the statement of income and stockholder's earnings.

The Company held no securities at quarter end.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(4) Property and Equipment

Property and equipment are stated at cost. Additions, renewals, and betterments are capitalized, while expenditures for maintenance and repairs are charged to expense. The cost and related accumulated depreciation accounts are removed when items are sold, and the resulting gain or loss is reflected in income.

It is the policy of the Company to provide depreciation based on the estimated useful life of the individual units of property and equipment. The depreciation methods and the estimated useful lives used as the basis for the application of those methods are as follows:

Description	Method	Estimated Useful Life
Improvements	Straight-line	3 years
Computers	Straight-line	5 years
Furniture & equipment	Straight-line	5 years

(5) Revenue Recognition

The Company recognizes loan origination fees, according to industry standards, as income when the loan transaction is completed and the related documents are recorded by the appropriate statutory agency.

(6) Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues of expenses during the reporting period. Actual results could differ from those estimates.

(7) Income Taxes

The Company utilizes SFAS No.109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statements and tax basis assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(8) Consolidation

Union Discount Mortgage, Inc. is a wholly owned subsidiary of the Company. Accordingly, the financial statements are presented as a consolidation. Because the Company does not have material transactions of its own and all business is conducted through Union Discount Mortgage, Inc., management declined to show the two entities separately. There were no eliminating entries.

(9) Deferred Offering Costs

The Company is planning an offering of shares of its stock under a Regulation A offering statement, certain costs of which have been incurred in regard to this registration. As of June 30, 2005, these costs in the amount of $50,500 are deferred pending completion of the offering. If the offering is successful, these expenditures will be charged against the proceeds to be included in additional paid-in-capital. If the offering is not completed, the deferred offering costs will be expensed.

(10) Earnings per Common Share

Earnings per share are computed using the weighted average number of shares outstanding during the year.

B. LINE OF CREDIT

The Company has a line of credit at Bank of America with a maximum borrowing amount of $50,000, bearing an interest rate of 3.5% over the prime rate. At June 30, 2005 the Company had no balance outstanding in this account.

C. RETIREMENT PLAN

The Company adopted a retirement plan for substantially all full-time employees. The plan allows for discretionary Company contributions up to 25% of employee compensation.

D. OPERATING LEASE AGREEMENT

Premises are leased under a lease agreement that expires on February 28, 2006. The minimum rental payment is $3,714 per month

E. CAPITAL STRUCTURE

The Company is authorized to issue 25,000,000 shares of preferred stock with a par value of $.00001 per share.

The board of directors has designated 722,000 shares of the Company's preferred stock as Series B (6.75%) Convertible Preferred Stock. All 722,000 share of Series B stock have been issued, and are outstanding.

The Series B preferred stock is entitled to interest payments at a rate of 6.75% per annum based on the principal amount paid to the Company for each share. This preferred stock ranks senior as to rights upon liquidation, dissolution or winding up of the Company and has no voting rights. Each share of the Series B preferred stock will be automatically converted into one share of the Company's common stock at the time that the Company's Offering Statement is filed with the Securities and Exchange Commission.

The board of directors has designated 21,500,000 shares of the Company's preferred stock as Series A Convertible Preferred Stock. All 21,500,000 shares of Series A stock have been issued and are outstanding.

The Series A stock is not entitled to any regular dividend payments. The preferred stock ranks senior to common stock as to rights upon liquidation, dissolution or winding up of the Company. The Series A stock is entitled to ten votes for each share on matters involving amendments to the Company's charter, merger or dissolution of the Company or any disposition of the Company's assets requiring special authorization of the shareholders. Each share of the Series A preferred stock can be converted into one share of the Company's common stock at any time.

The board of directors has authorized 250,000,000 shares of Common Stock of which 25,860,000 shares are issued and outstanding.

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF
GENERAL AND ADMINISTRATIVE EXPENSES
JUNE 30, 2005

Employee and payroll tax expense	$ 176,601
Advertising	62,393
Leases building	22,283
Meals and entertainment	13,202
Equipment lease & rental	6,802
Supplies	5,543
Telephone	5,493
Insurance	5,457
Depreciation	3,902
Mail and shipping	3,556
Accounting	3,238
Appraisals	2,950
Automobile expense	2,780
Credit factuals	2,768
Travel	2,035
Communications	1,444
Processing	1,440
Legal	1,436
Licensing	1,168
Utilities	1,018
Photocopying & printing	540
Interest Expense	291
Repair	150
Realtors Board	150
Bank charges	133
Education	57
	$ 326,829

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
DECCEMBER 31, 2004

ASSETS		
CURRENT ASSETS:		
Cash	$	1,317
TOTAL CURRENT ASSETS		1,317
PROPERTY AND EQUIPMENT:		
Computer and Equipment		39,198
Furniture and Equipment		16,204
Leasehold Improvements		22,869
Accumulated Depreciation		(56,246)
TOTAL PROPERTY AND EQUIPMENT		22,025
OTHER ASSETS:		
Deferred offering costs		50,000
Security Deposits-Office Lease		7,428
TOTAL OTHER ASSETS		57,428
	$	80,770

LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Credit lines payable	$	504
TOTAL CURRENT LIABILITIES		504
TOTAL LIABILITIES		504
STOCKHOLDER'S EQUITY:		
Preferred Stock 25,000,000 shares authorized		
Series A Convertible, $.00001 par value, 21,500,000 issued and outstanding		215
Series B Convertible, $.00001 par value, 722,000 issued, none are outstanding		-
Common Stock, $.00001 par value, 250,000,000 authorized 25,860,000 issued and outstanding		259
Additional paid-in-capital		625
Retained Earnings		79,167
TOTAL STOCKHOLDER'S EQUITY		80,266
	$	80,770

Unaudited-See notes to the financial statements

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

REVENUES:		
Loan origination fees net of rebates	$	1,286,956
TOTAL REVENUES		1,286,956
OPERATING EXPENSES:		
Agent commissions		247,794
General and administrative		899,308
TOTAL OPERATING EXPENSES		1,147,102
INCOME FROM OPERATIONS		139,854
OTHER INCOME:		
Dividend income		105
Interest income		17,712
TOTAL OTHER INCOME		17,817
NET INCOME		157,672
EARNINGS PER SHARE		
Basic	$	0.006
Diluted	$	0.003
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		
Basic		25,860,000
Diluted		47,360,000

Unaudited-See notes to the financial statements

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
DECEMBER 31, 2004

	Shares	Amount	Additional Paid-in-Capital	Retained Earnings	Total
Balance at December 31, 2003	46,500,000	$ 465	$ 625	$ 1,804,463	$ 1,805,553
Issuance of Common Stock at par value	860,000	9	-	-	9
Net income-Year ended December 31, 2004				157,672	157,672
Distributions				(1,882,968)	(1,882,968)
Balance-December 31, 2004	47,360,000	$ 474	$ 625	$ 79,167	$ 80,266

Uaudited-See notes to the financial statements

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	157,583
Adustments to reconcile net income to net cash provided by operating activities:		
Depreciation		13,355
Decrease in operating assets:		
Prepaid expenses		39,384
Interest receivable		7,437
(Decrease) in operating liabilities:		
Accounts payable and accrued expenses		(72,929)
NET CASH PROVIDED BY OPERATING ACTIVITIES		144,829
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of property and equipment		(800)
Decrease in loans receivable		330,000
Proceeds from the sale of marketable securities		3,083,200
Transfer of marketable securities to shareholder		1,642,545
Purchases of marketable securities		(1,642,545)
NET CASH PROVIDED BY INVESTING ACTIVITIES		3,412,400
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in credit lines payable		505
Deferred offering costs		(50,000)
Distributions to stockholder		(240,424)
Transfer of marketable securities to shareholder		(1,642,545)
Repayment of margin account balance (no borrowings during the year)		(1,624,123)
NET CASH USED BY FINANCING ACTIVITIES		(3,556,587)
NET INCREASE IN CASH		642
CASH-January 1, 2004		577
CASH-December 31, 2004	$	1,317
Supplemental Disclosure of Cash Flow Information:		
Cash paid for:		
Interest	$	181
Income taxes		968

LOANS4LESS.COM, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2004

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Description of Business

The Company was incorporated in Delaware on June 30, 1999 and has been operationally inactive prior to its consolidation with Union Discount Mortgage, Inc. on January 1, 2005.

On January 1, 2005, the Company exchanged 25,000,000 shares of its common stock and 21,500,000 shares of Series A preferred stock for all of the shares (100) of Union Discount Mortgage, Inc.. After the exchange Union Discount Mortgage, Inc. became a wholly owned subsidiary of the Company.

These financial statements have been retroactively restated and renamed to show the capitalization of Loans4Less.com, Inc. while at the same time maintaining the historical financial data of the acquired company Union Discount Mortgage, Inc..

(2) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or loss to be cash equivalents.

(3). Marketable Securities

In the ordinary course of business the Company invests in various equity or debt instruments. The Company accounts for such investments in accordance with Statements of Financial Accounting Standards No. 115 and 130 "Accounting for Certain Investments in Debt and Equity Securities" and "Reporting Comprehensive Income", respectively.

Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date. Trading securities are carried at fair value, with unrealized trading gains and losses included current period income. Available-for-sales securities are carried at fair value with unrealized gains and losses included in other comprehensive income. Realized gains and losses are included in current period income for both types of securities. Investments classified as held-to-maturity are carried at amortized cost. In determining realized gains and losses, the cost of the securities sold is based on the first in, first out method.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts report in the balance sheet and the statements of income and stockholder's equity.

The Company held no securities at year-end.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(4) Property and Equipment

Property and equipment are stated at cost. Additions, renewals, and betterments are capitalized, while expenditures for maintenance and repairs are charged to expense. The cost and related accumulated depreciation accounts are removed when items are sold, and the resulting gain or loss is reflected in income.

It is the policy of the Company to provide depreciation based on the estimated useful life of the individual units of property and equipment. The depreciation methods and the estimated useful lives used as the basis for the application of those methods are as follows:

Description	Method	Estimated Useful Life
Improvements	Straight-line	3 years
Computers	Straight-line	5 years
Furniture & equipment	Straight-line	5 years

(5) Revenue Recognition

The Company recognizes loan origination fees, according to industry standards, as income when the loan transaction is completed and the related documents are recorded by the appropriate statutory agency.

(6) Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues of expenses during the reporting period. Actual results could differ from those estimates.

(7) Income Taxes

The Company has elected to be treated as an "S" Corporation. In lieu of paying Federal corporate income taxes, the stockholder is taxed individually on his proportionate share of the Company's taxable income. Therefore, no provision for Federal income taxes has been included in these financial statements. The Company is subject to California state income tax at a rate of 1.5%.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(8) Deferred Offering Costs

The Company is planning an offering of shares of its stock under a Regulation A offering statement, certain costs of which have been incurred in regard to this registration. As of December 31, 2004, these costs in the amount of $50,000 are deferred pending completion of the offering. If the offering is successful, these expenditures will be charged against the proceeds to be included in additional paid-in-capital. If the offering is not completed, the deferred offering costs will be expensed.

B. LINE OF CREDIT

The Company has a line of credit at Bank of America with a maximum borrowing amount of $50,000, bearing an interest rate of 3.5% over the prime rate. At December 31, 2004 the Company had no balance in this account.

C. RETIRMENT PLAN

The Company adopted a retirement plan for substantially all full-time employees. The plan allows for discretionary Company contributions up to 25% of employee compensation. No contributions were declared for the year.

D. OPERATING LEASE AGREEMENT

Premises are leased under a lease agreement that expires on February 28, 2006. The minimum rental payment is $3,714 per month. The minimum annual rental payments under the lease are as follows:

Year Ending December 31,	Minimum Annual Payment
2005	44,565
2006	7,428

E. CAPITAL STRUCTURE

The Company is authorized to issue 25,000,000 shares of preferred stock with a par value of $.00001 per share.

The board of directors has designated 722,000 shares of the Company's preferred stock as Series B (6.75%) Convertible Preferred Stock. All 722,000 share of Series B stock have been issued, none are outstanding.

The Series B preferred stock is entitled to interest payments at a rate of 6.75% per annum based on the principal amount paid to the Company for each share. This preferred stock ranks senior as to rights upon liquidation, dissolution or winding up of the Company and has no voting rights. Each share of the Series B preferred stock will be automatically converted into one share of the Company's common stock at the time that the Company's Offering Statement is filed with the Securities and Exchange Commission.

The board of directors has designated 21,500,000 shares of the Company's preferred stock as Series A Convertible Preferred Stock. All 21,500,000 shares of Series A stock have been issued and are outstanding.

The Series A stock is not entitled to any regular dividend payments. The preferred stock ranks senior to common stock as to rights upon liquidation, dissolution or winding up of the Company. The Series A stock is entitled to ten votes for each share on matters involving amendments to the Company's charter, merger or dissolution of the Company or any disposition of the Company's assets requiring special authorization of the shareholders. Each share of the Series A preferred stock can be converted into one share of the Company's common stock at any time.

The board of directors has authorized 250,000,000 shares of Common Stock of which 25,860,000 shares are issued and outstanding.

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS:		
Cash	$	577
Investments at Fair Value		3,083,200
Trust Deed Note Receivable-Yazmajian		306,781
Trust Deed Note Receivable-Zito		30,656
Prepaid Expenses		39,384
TOTAL CURRENT ASSETS		3,460,598
PROPERTY AND EQUIPMENT:		
Computer and Equipment		39,198
Furniture and Equipment		15,403
Leasehold Improvements		22,869
Accumulated Depreciation		(42,891)
TOTAL PROPERTY AND EQUIPMENT		34,579
OTHER ASSETS:		
Security Deposits-Office Lease		7,428
TOTAL OTHER ASSETS		7,428
	$	3,502,605

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Credit Cards Payable	$	9,700
Accrued State Taxes Payable		18,000
Accrued Payroll and Payroll Tax		16,229
Accrued Pension Plan Payable		29,000
Margin Credit Line JP Morgan		1,624,123
TOTAL CURRENT LIABILITIES		1,697,052
STOCKHOLDER'S EQUITY:		
Preferred Stock 25,000,000 shares authorized		
Series A Convertible, $.00001 par value, 21,500,000 issued and outstanding		215
Series B Convertible, $.00001 par value, 722,000 issued, none are outstanding		-
Common Stock, $.00001 par value, 250,000,000 shares authorized 25,000,000 issued and outstanding		250
Additional paid-in-capital		625
Retained Earnings		1,804,463
TOTAL STOCKHOLDER'S EQUITY		1,805,553
	$	3,502,605

Unaudited-See notes to the financial statements

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

REVENUES:		
Loan origination fees net of refunds (rebates)	$	2,731,355
TOTAL REVENUES		2,731,355
OPERATING EXPENSES:		
Agent commissions		638,947
General and administrative		755,299
TOTAL OPERATING EXPENSES		1,394,247
INCOME FROM OPERATIONS		1,337,108
OTHER INCOME:		
Dividend income		88,236
Interest income		7,618
TOTAL OTHER INCOME		95,854
OTHER EXPENSE:		
Interest Expense		19,197
Investment Expense		19,067
Realized loss on sale of marketable securities		68,524
Unrealized loss on marketable securities		56,622
TOTAL OTHER EXPENSE		163,410
TOTAL OTHER INCOME (EXPENSE)		(67,556)
INCOME BEFORE INCOME TAXES		1,269,552
PROVISION FOR STATE INCOME TAXES		20,800
NET INCOME		1,248,752
EARNINGS PER SHARE		
Basic	$	0.050
Diluted	$	0.027
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		
Basic		25,000,000
Diluted		46,500,000

Unaudited-See notes to the financial statements

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
DECEMBER 31, 2003

	Shares	Amount	Additional Paid-in-Capital	Retained Earnings	Total
Balance at December 31, 2002	100	$ -	$ 1,000	$ 1,283,104	$ 1,284,104
Exchange of Union Discount Mortgage, Inc. common stock	(100)	-	-	-	-
Issuance of Loans4Less.com, Inc. Series A Preferred stock at par	21,500,000	215	(125)	-	$ 90
Issuance of Loans4Less.com, Inc. Common stock at par	25,000,000	250	(250)	-	$ -
Net income-Year ended December 31, 2003	-	-	-	1,248,752	1,248,752
Distributions	-	-	-	(727,393)	(727,393)
Balance-December 31, 2003	46,500,000	$ 465	$ 625	$ 1,804,463	$ 1,805,553

Uaudited-See notes to the financial statements

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,248,752
Adustments to reconcile net income to net cash provided by operating activities:		
Depreciation		9,802
Unrealized loss on marketable securities		(56,622)
(Increase) decrease in operating assets:		
Accounts receivable		36,442
Interest receivable		(7,437)
Prepaid expenses		(39,384)
Deposits		(7,428)
Increase in operating liabilities:		
Accounts payable and accrued expenses		64,523
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,248,648
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from the sale of marketable securities		40,701,380
Purchases of marketable securities		(42,528,693)
Increase in loans receivable		(330,000)
Acquisition of property and equipment		(40,610)
NET CASH USED BY INVESTING ACTIVITIES		(2,197,923)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Amounts borrowed from stockbroker		42,664,546
Payments made to stockbroker		(41,412,641)
Decrease in stock accounts		90
Distributions to stockholder		(727,393)
NET CASH PROVIDED FROM FINANCING ACTIVITIES		524,602
NET DECREASE IN CASH		(424,673)
CASH-January 1, 2003		425,250
CASH-December 31, 2003	$	577
Supplemental Disclosure of Cash Flow Information:		
Cash paid for:		
Interest	$	19,197
Income taxes		8,319

Unaudited-See notes to the financial statements

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Description of Business

The Company was incorporated in Delaware on June 30, 1999 and has been operationally inactive prior to its consolidation with Union Discount Mortgage, Inc. on January 1, 2005.

On January 1, 2005, the Company exchanged 25,000,000 shares of its common stock and 21,500,000 shares of Series A preferred stock for all of the shares (100) of Union Discount Mortgage, Inc.. After the exchange Union Discount Mortgage, Inc. became a wholly owned subsidiary of the Company.

These financial statements have been retroactively restated and renamed to show the capitalization of Loans4Less.com, Inc. while at the same time maintaining the historical financial data of the acquired company Union Discount Mortgage, Inc. .

(2) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or loss to be cash equivalents.

(3) Marketable Securities

In the ordinary course of business the Company invests in various equity or debt instruments. The Company accounts for such investments in accordance with Statements of Financial Accounting Standards No. 115 and 130 "Accounting for Certain Investments in Debt and Equity Securities" and "Reporting Comprehensive Income", respectively.

Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date. Trading securities are carried at fair value, with unrealized trading gains and losses included current period income. Available-for-sales securities are carried at fair value with unrealized gains and losses included in other comprehensive income. Realized gains and losses are included in current period income for both types of securities. Investments classified as held-to-maturity are carried at amortized cost. In determining realized gains and losses, the cost of the securities sold is based on the first in, first out method.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts report in the balance sheet and the statements of income and stockholder's equity.

The Company held securities with a cost of $3,139,822 and fair market value of $3,083,200 at December 31, 2003.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(4) Property and Equipment

Property and equipment are stated at cost. Additions, renewals, and betterments are capitalized, while expenditures for maintenance and repairs are charged to expense. The cost and related accumulated depreciation accounts are removed when items are sold, and the resulting gain or loss is reflected in income.

It is the policy of the Company to provide depreciation based on the estimated useful life of the individual units of property and equipment. The depreciation methods and the estimated useful lives used as the basis for the application of those methods are as follows:

Description	Method	Estimated Useful Life
Improvements	Straight-line	3 years
Computers	Straight-line	5 years
Furniture & equipment	Straight-line	5 years

(5) Revenue Recognition

The Company recognizes loan origination fees, according to industry standards, as income when the loan transaction is completed and the related documents are recorded by the appropriate statutory agency.

(6) Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues of expenses during the reporting period. Actual results could differ from those estimates.

(7) Income Taxes

The Company has elected to be treated as an "S" Corporation. In lieu of paying Federal corporate income taxes, the stockholder is taxed individually on his proportionate share of the Company's taxable income. Therefore, no provision for Federal income taxes has been included in these financial statements. The Company is subject to California state income tax at a rate of 1.5%.

B. NOTES RECEIVABLE

Notes receivable consist of the following:

Note receivable secured by real estate, interest of 7.5% per annum, matures on March 16, 2004	$ 30,000
Note receivable secured by real estate, interest of 7.75% per annum, matures on September 10, 2004	$ 300,000
TOTAL	$ 330,000

C. DUE TO STOCKBROKER

On December 31, 2003 the Company had a margin debt of $1,624,123 with J.P. Morgan. The Company's assets held by J.P. Morgan ($3,083,200) secured the line of credit. Management (the sole share holder) believed that positive cash flow should be used to purchase securities in order to achieve a short term return on investment higher than what could be made if the cash were left in a bank account. Management has since discontinued this policy in favor a conservative investment strategy.

D. LINE OF CREDIT

The Company has a line of credit at Bank of America with a maximum borrowing amount of $50,000, bearing an interest rate of 3.5% over the prime rate. At December 31, 2003 the Company had no balance in this account.

E. OPERATING LEASE AGREEMENT

Premises are leased under a lease agreement that expires on February 28, 2006. The minimum rental payment is $3,714 per month. The minimum annual rental payments under the lease are as follows:

Year Ending December 31,	Minimum Annual Payment
2004	$44,565
2005	44,565
2006	7,428

F. RETIREMENT PLAN

The Company adopted a retirement plan for substantially all full-time employees. The plan allows for discretionary Company contributions up to 25% of employee compensation (includes revenues recognized by stockholder as earned income). Pursuant to this plan, the Company declared a contribution of $69,000 for the year.

G. CAPITAL STRUCTURE

The Company is authorized to issue 25,000,000 shares of preferred stock with a par value of $.00001 per share.

The board of directors has designated 722,000 shares of the Company's preferred stock as Series B (6.75%) Convertible Preferred Stock. All 722,000 share of Series B stock have been issued, none are outstanding.

The Series B preferred stock is entitled to interest payments at a rate of 6.75% per annum based on the principal amount paid to the Company for each share. This preferred stock ranks senior as to rights upon liquidation, dissolution or winding up of the Company and has no voting rights. Each share of the Series B preferred stock will be automatically converted into one share of the Company's common stock at the time that the Company's Offering Statement is filed with the Securities and Exchange Commission.

The board of directors has designated 21,500,000 shares of the Company's preferred stock as Series A Convertible Preferred Stock. All 21,500,000 shares of Series A stock have been issued and are outstanding.

The Series A stock is not entitled to any regular dividend payments. The preferred stock ranks senior to common stock as to rights upon liquidation, dissolution or winding up of the Company. The Series A stock is entitled to ten votes for each share on matters involving amendments to the Company's charter, merger or dissolution of the Company or any disposition of the Company's assets requiring special authorization of the shareholders. Each share of the Series A preferred stock can be converted into one share of the Company's common stock at any time.

The board of directors has authorized 250,000,000 shares of Common Stock of which 25,000,000 shares are issued and outstanding.

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF
GENERAL AND ADMINISTRATIVE EXPENSES
DECEMBER 31, 2003

Salaries, payroll tax expense and other compensation	$	175,413
Advertising		123,016
Retirement plan		69,000
Supplies		60,780
Legal		37,507
Travel		31,865
Meals and entertainment		28,345
Lease		26,541
Telephone fax		25,071
Processing		24,973
Charity		19,360
Insurance		17,465
Automobile expense		18,473
Credit factuals		14,878
Taxes		13,745
Equipment		11,884
Appraisals		11,240
Depreciation		9,802
Rentals		8,220
Mail and shipping		7,781
Licensing		4,085
Utilities		4,014
Communications		3,885
Repair		3,867
Accounting		1,660
Publications		610
Subscriptions		500
Computer		450
Bank charges		383
Education		336
Escrow		150
	$	755,299

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF
GENERAL AND ADMINISTRATIVE EXPENSES
DECEMBER 31, 2004

Employee and payroll tax expense	$ 476,624
Advertising	137,470
Legal	16,928
Lease	44,566
Meals and entertainment	30,339
Accounting	27,333
Automobile expense	19,999
Insurance	18,127
Supplies	16,927
Telephone	13,865
Depreciation	13,355
Charity	12,275
Equipment	12,274
Appraisals	11,755
Licensing	8,575
Credit factuals	8,368
Processing	6,023
Mail and shipping	4,692
Utilities	4,538
Communications	4,291
Travel	4,015
Rentals	3,878
Computer	1,195
Taxes	968
Publications	434
Bank charges	308
Interest expense	181
Education	7
	$ 899,308

Unaudited-See notes to the financial statements

PART III

EXHIBITS

		Page
2.0*	Loans4Less.com, Inc. Amended Certificate of Incorporation	
2.1*	Loans4Less.com, Inc. By-Laws	
3.0*	Certificate of Designation For Series A Convertible Preferred Stock	
3.1*	Certificate of Designation For Series B 6.75% Convertible Preferred Stock	
4.0	Form of Subscription Agreement	
8.0	Agreement and Plan of Reorganization among Loans4less.com, Inc., Union Discount Mortgage, Inc. and the Shareholder of Union Discount Mortgage, Inc.	
9.0**	Escrow Agreement among Loans4Less.com, Inc. and Stocktrans, Inc.	
11.0	Opinion of counsel as to legality of securities covered by the Offering Statement	
12*	Email used by Loans4Less.com, Inc. to certain of its clients	
15.0	Exclusive Licensee Agreement with Brio Realty Corporation of April 1, 2005, with Addendum of June 24, 2005	
15.1	Broker-Associate Agent License Agreement with Martin W. Genis dated December 9, 1997	
15.2	Employment Agreement dated January 2, 2004 between Union Discount Mortgage, Inc. and Deborah Zito with Addendum of May 16, 2005	
15.3	Employment Agreement dated January 2, 2004 between Union Discount Mortgage, Inc. and Andrea Dobrick with Addendum of May 16, 2005	
15.4	Employment Agreement dated January 2, 2004 between Union Discount Mortgage, Inc. and Daniela Haynie with Addendum of May 16, 2005	

15.5 Union Discount Mortgage, Inc. Broker Agreements with Mortgage Lenders:

HSBC Mortgage Corporation dated September 21, 2000
American Home Mortgage Corp., dated August 27, 2004
Citicorp Mortgage, Inc., dated April 22, 1999
Bank of America, dated June 13, 2005
Wells Fargo Bank West, dated September 19, 2000
Chase Manhattan Mortgage Corporation, dated February 6, 1997
Lehman Brothers Bank (Aurora Loan Services) dated November 5, 2004
U.S. Bank National Association ND, dated April 22, 2003
Taylor, Bean & Whitaker Mortgage Corp., dated March 27, 2001

* Filed with earlier filing of April 8, 2005.

** Filed with earlier filing of July 7, 2005

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redondo Beach, California, on September 14th, 2005.

LOANS4LESS.COM, INC.



By ______________________

Title: President



By ______________________

Title: Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Steven M. Hershman	Director	September 14th, 2005



Julia Leah Greenfield	Director	September 14th, 2005



Deborah Zito	Director	September 14th, 2005



Martin W. Gerhst	Director	September 14th, 2005



Andrea Dobrick	Director	September 14th, 2005



Daniela Haynie	Director	September 14th, 2005